Exhibit 99.1

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three months ended March 31, 2015 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of April 29, 2015.
FIRST QUARTER HIGHLIGHTS

•
On April 6, 2015, the Company announced it had signed a binding Letter of Intent with Premier Gold Mines ("Premier") for the sale of its 40% interest in the South Arturo Mine Project (the "Project") in Nevada. The Project is a joint venture between the Company, a 40% owner, and Barrick Gold Corporation ("Barrick"), a 60% owner and the operator of the Project. Under the terms of the agreement, the Company will receive cash consideration of $20 million and a further 5% interest in the Rahill-Bonaza Joint Venture in Red Lake. The closing of the agreement, which is subject to Barrick not exercising its right of first refusal in respect of the Project and completion of definitive documentation, is expected to occur by the end of May 2015.

•	Éléonore declared commercial production effective April 1, 2015.

•
On March 13, 2015, the Company completed the acquisition of Probe Mines Limited ("Probe") for total consideration of C$434 million ($343 million) including the issuance of 13.3 million common shares to former Probe shareholders and 1.4 million stock options and 0.5 million warrants to former Probe option and warrant holders, respectively. Probe's principal asset is the 100%-owned Borden gold project in Ontario, 160 kilometres west of the Company's Porcupine mine.

•
On March 12, 2015, the Company announced that Minera Peñasquito had reached a definitive court approved settlement with the Cerro Gordo Ejido relating to surface land rights to 600 hectares (approximately 1,483 acres) of land located within the confines of the Peñasquito Mine site. Minera Peñasquito had negotiated an agreement for use of the land prior to the construction of the mine, however, in 2009 the Cerro Gordo Ejido commenced an action against Peñasquito in Mexico's agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido. This recent settlement reached fully resolves the dispute. Concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement on commercial terms for the 600 hectares.

•	On February 20, 2015, the Company completed the sale of the Wharf mine in Lead, South Dakota to Coeur Mining, Inc. for total cash consideration of $99 million, after closing adjustments.

•
On January 30, 2015, the Company announced it had signed a Collaboration Agreement with the Wabauskang First Nations. The agreement paves the way for long-term economic benefits for the northwestern Ontario First Nations and provides a framework for strengthened collaboration in the development and operations of the Red Lake Gold Mines. With the signing of the agreement, the Company now has collaboration agreements in place with all of the First Nations which assert Aboriginal and treaty rights in the vicinity of the Company's active operations in Canada.

•	Cerro Negro declared commercial production effective January 1, 2015.

•	Key consolidated financial information:

◦
Net loss attributable to shareholders of Goldcorp, including discontinued operations, of $(87) million ($(0.11) per share), compared with net earnings, including discontinued operations, of $98 million ($0.12 per share) in 2014.

◦	Operating cash flows, including discontinued operations, of $58 million, compared with $273 million in 2014.

◦	Dividends paid of $122 million, compared to $122 million in 2014.

◦	$1.3 billion of liquidity. (1)

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(in United States dollars, tabular amounts in millions, except where noted)

•	Key performance measures: (2)

◦	Goldcorp’s share of gold production increased to 724,800 ounces, compared with 679,900 ounces in 2014. Goldcorp's share of gold sales was 827,500 ounces, compared with 684,000 ounces in 2014.

◦
Total cash costs of $585 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $507 per gold ounce in 2014. On a co-product basis, cash costs of $670 per gold ounce, compared with $673 per gold ounce in 2014. (3)

◦	All-in sustaining costs of $885 per gold ounce, compared with $840 per gold ounce in 2014. All-in costs of $1,210 per gold ounce, compared with $1,403 per gold ounce in 2014. (4)

◦	Adjusted net earnings of $12 million ($0.01 per share), compared with $209 million ($0.26 per share) in 2014. (5)

◦	Goldcorp’s share of adjusted operating cash flows of $366 million, compared to $281 million in 2014. (6)

◦	Goldcorp’s share of negative free cash flows of $(360) million, compared to $(165) million in 2014. (7)

(1)	At March 31, 2015, the Company held $365 million of cash and cash equivalents, money market investments of $55 million and had $860 million undrawn on its $2 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operation, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by-product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2015	2014	2013
Gold	$1,200	$1,200	$1,600
Silver	18	20	30
Copper	3.00	3.00	3.50
Lead	0.95	1.00	0.90
Zinc	1.00	0.90	0.90
If silver, lead and zinc for Peñasquito, silver for Marlin, Cerro Negro and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs, including discontinued operations, for the three months ended March 31, 2015, would be $670 per ounce of gold, $9.79 per ounce of silver, $2.36 per pound of copper, $0.80 per pound of zinc, and $0.81 per pound of lead (March 31, 2014 – $673 per ounce of gold, $10.58 per ounce of silver, $2.26 per pound of copper, $0.73 per pound of zinc and $0.85 per pound of lead).
Using actual realized sales prices, co-product total cash costs, including discontinued operations, would be $683 per gold ounce for the three months ended March 31, 2015 (March 31, 2014 – $683). Refer to page 35 for a reconciliation of total cash costs to reported production costs.

(4)
All-in sustaining costs and all-in costs are non-GAAP performance measures that the Company believes more fully define the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide

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(in United States dollars, tabular amounts in millions, except where noted)

additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. The Company's all-in sustaining and all-in cost definitions conform to the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. Refer to page 36 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 38 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows is a non-GAAP performance measure which comprises Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)
Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 39 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At March 31, 2015, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos gold mine in Mexico; the Marlin gold/silver mine in Guatemala; the Cerro Negro gold/silver mine, which declared commercial production effective January 1, 2015, and the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine in the Dominican Republic (40% interest). The Company also owns a 39.3% equity interest in Tahoe Resources Inc. ("Tahoe"), which owns and operates the Escobal silver mine in Guatemala. On April 1, 2015, Tahoe acquired Rio Alto Mining Limited resulting in a dilution of the Company’s interest in Tahoe to 25.9%.
The Company’s significant development projects at March 31, 2015 were comprised of the Éléonore and Cochenour gold projects in Canada, with Éléonore declaring commercial production effective April 1, 2015; the El Morro gold/copper project (70% interest) in Chile; and the Camino Rojo gold/silver project in Mexico. On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe Mines Ltd., which owns the Borden Gold Project in Canada.
The Company realized an average gold price of $1,217 per ounce during the first quarter of 2014 compared to $1,203 per ounce during the fourth quarter of 2014. The increase in the realized average gold price was a result of a price surge early in 2015 resulting in the gold price increasing $126 per ounce in the span of three weeks to $1,298 per ounce. Key events precipitating this move included the European Central Bank’s announcement of a quantitative easing program, the unexpected Swiss de-pegging of the Swiss Franc from the Euro and the uncertain outcome of the Greek election. Further, low sovereign bond yields amongst the United States, Japan and Germany helped to support the gold price. However, as the quarter progressed, a weak backdrop for oil prices and continued strong economic data from the United States weighed against the gold price. In particular, the U.S. Federal Reserve’s ongoing analysis and dialogue concerning raising interest rates in the United States made for a challenging gold price environment. These negative factors helped push gold to a low of $1,143 per ounce in mid-March before rebounding to trade around $1,200 per ounce at the end of the first quarter of 2015.
Gold production for the first quarter of 2015 was 724,800 ounces, a decrease of 166,100 ounces, or 19%, from the prior quarter. 2015 gold production is expected to be weighted to the second half of the year due primarily to the new mine ramp-ups and the planned mine sequence at Peñasquito. Contributing to the decrease was 30% lower production at Cerro Negro due to restrictions on ore haulage from stockpiles to the plant and the processing of lower grade stockpile during the first quarter of 2015. Additionally, the Company’s share of Pueblo Viejo’s gold production decreased 27,900 ounces, or 24%, due to processing lower grade ore from stockpiles. Cold weather conditions, which impacted the Stockpile and Mill operations at Porcupine, resulted in gold production decreasing 34,400 ounces, or 38%, from the fourth quarter of 2014. Finally, lower tonnes milled at Red Lake due to Campbell Complex depletion, increased ground support in the Footwall Zone and paste fill infrastructure delays in Upper Red Lake resulted in production at Red Lake decreasing 18% from the prior quarter. Offsetting the lower production, Peñasquito continued to maintain strong gold production, with 155,600 ounces produced during the first quarter of 2015, a 10% increase from prior quarter, due to higher sulphide grades being realized with substantial mining in the heart of the deposit in Phase 5C and the bottom of Phase 4.
Following first gold on October 1, 2014, and the resolution of the process plant design issues identified in the fourth quarter of 2014 related to the tailings filter press and primary crusher apron feeder, Éléonore declared commercial production effective April 1, 2015. Éléonore contributed 32,500 pre-commissioning ounces during the first quarter of 2015, which are not reflected in consolidated gold sales, a 78% increase from the fourth quarter of 2014 as the mine continues to ramp-up.
All-in sustaining costs of $885 per ounce for the first quarter of 2015 decreased 14% from $1,035 per ounce for the fourth quarter of 2014 due to the timing of capital expenditures, which are expected to increase through the remainder of 2015, and higher gold sales volumes resulting from Cerro Negro declaring commercial production.
At Peñasquito, a feasibility study on the Metallurgical Enhancement Project ("MEP") commenced in the first quarter of 2015, which is the combined study to assess the feasibility of the Concentrate Enrichment Project ("CEP") and Pyrite Leach Peñasquito sulphide plant ("Pyrite Leach"). The study will assess the potential for producing saleable copper concentrate at Peñasquito and the viability of leaching a pyrite concentrate from the zinc flotation tailings. The feasibility study is expected to be complete in early 2016.

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(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS
Sale of the South Arturo Mine Project:
On April 6, 2015, the Company announced it had signed a binding letter of intent with Premier for the sale of its 40% interest in the South Arturo Mine Project (the "Project") in Nevada. The Project is a joint venture between the Company, a 40% owner, and Barrick, a 60% owner and the operator of the Project. Under the terms of the agreement, the Company will receive cash consideration of $20 million and a further 5% interest in the Rahill-Bonaza Joint Venture in Red Lake. Concurrent with the divestiture, the Company agreed to complete a private placement with Premier in the amount of C$12.5 million, subject to Toronto Stock Exchange approval. The closing of the agreement, which is subject to Barrick not exercising its right of first refusal in respect of the Project and completion of definitive documentation, is expected to occur by the end of May 2015.
Acquisition of Probe:
On March 13, 2015, the Company completed the acquisition of Probe, through a friendly plan of arrangement. Probe's principal asset, the 100%-owned Borden Gold project in Ontario, with its location 160 kilometres west of the Company's Porcupine mine, will provide a new potential source of production for Porcupine thereby leveraging investments made in people, infrastructure and stakeholder partnerships. The highly-prospective Borden Gold project currently has reported underground constrained indicated resources of 1.6 million ounces of gold (9.3Mt @ 5.39g/t) and inferred resources of 0.4 million ounces of gold (3Mt @ 4.37g/t) at a 2.5g/t gold cut-off grade. The deposit remains open down plunge. The deposit is located within a large land package comprising 70 kilometres of contiguous claims in a geologic setting not previously thought to host gold deposits.
Total consideration was C$434 million ($343 million) and consisted primary of the issuance of 13.3 million common shares to former Probe shareholders, excluding the 18.5 million Probe common shares, or 19.7% interest, held by the Company at March 13, 2015. The Company also issued 1.4 million stock options and 0.5 million warrants to former Probe option and warrant holders, respectively. Of the 18.5 million Probe common shares owned by the Company at March 13, 2015, 10.1 million were purchased from Agnico Eagle Mines Limited during the first quarter of 2015 for cash consideration of C$51 million ($40 million), including the exercise of 2.8 million warrants of Probe.
Sale of Wharf:
On February 20, 2015, the Company completed the sale of of its 100% interest in Wharf in Lead, South Dakota to Coeur Mining, Inc. Total consideration received was $99 million in cash, after closing adjustments, resulting in a $49 million after tax gain on sale. The sale of Wharf aligns with the Company’s commitment to focus on a portfolio of core assets.
Executive Appointments:
On January 14, 2015, the Company announced the appointment of Brent Bergeron as Executive Vice President, Corporate Affairs and Sustainability. Since joining the Company in 2010 as Vice President, Corporate Affairs and, since 2012, as Senior Vice President, Corporate Affairs, he has successfully established and cultivated key relationships with government and community leaders in the Company's operating jurisdictions. In this capacity, he has also overseen important changes to the Company's approach to government relations, corporate social responsibility as well as to stakeholder engagement and communications. The Company also announced that Russell Ball, Executive Vice President, Capital Projects will oversee the Company's corporate development function.

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(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)(3)

	March 31		December 31		September 30		June 30
Consolidated financial information	2015	2014	2014	2013	2014	2013	2014	2013
Revenues (1)(2)	$1,017	$878	$835	$956	$839	$871	$884	$836
Earnings (loss) from operations and associates	$41	$201	$(2,988)	$(124)	$53	$(7)	$207	$(2,451)
Net (loss) earnings from continuing operations (2)	$(139)	$89	$(2,403)	$(1,001)	$(48)	$(3)	$194	$(1,946)
Net earnings (loss) from discontinued operations	$52	$9	$7	$(88)	$4	$8	$(11)	$12
Net (loss) earnings	$(87)	$98	$(2,396)	$(1,089)	$(44)	$5	$183	$(1,934)
Net (loss) earnings attributable to shareholders of Goldcorp	$(87)	$98	$(2,396)	$(1,089)	$(44)	$5	$181	$(1,934)
Net (loss) earnings from continuing operations per share (2)(3)
– Basic	$(0.17)	$0.11	$(2.95)	$(1.23)	$(0.06)	$—	$0.24	$(2.40)
– Diluted	$(0.17)	$0.11	$(2.95)	$(1.23)	$(0.06)	$—	$0.24	$(2.40)
Net (loss) earnings per share
– Basic	$(0.11)	$0.12	$(2.94)	$(1.34)	$(0.05)	$0.01	$0.22	$(2.38)
– Diluted	$(0.11)	$0.12	$(2.94)	$(1.34)	$(0.05)	$—	$0.22	$(2.38)
Cash flows from operating activities of continuing operations (1)(2)	$51	$263	$265	$296	$188	$256	$266	$66
Cash flows from operating activities including discontinued operations (1)(2)	$7	$273	$274	$307	$192	$274	$275	$80
Dividends paid	$122	$122	$122	$121	$122	$122	$122	$121
Cash and cash equivalents	$365	$1,001	$482	$625	$376	$972	$1,220	$899

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(in United States dollars, tabular amounts in millions, except where noted)

	March 31		December 31		September 30		June 30
Key performance measures (3)	2015	2014	2014	2013	2014	2013	2014	2013
Gold produced (ounces) (2)	713,400	643,100	865,000	730,000	635,500	595,200	633,700	607,300
Gold sold (ounces) (1)(2)	812,200	648,700	681,100	687,200	627,000	608,500	624,000	586,100
Silver produced (ounces)	8,519,900	9,581,400	10,426,300	9,768,100	7,815,800	7,744,600	8,984,000	7,180,000
Copper produced (thousands of pounds)	9,200	21,500	27,200	28,800	16,800	21,400	19,300	21,600
Lead produced (thousands of pounds)	36,700	49,500	27,200	53,600	37,000	41,000	38,600	35,400
Zinc produced (thousands of pounds)	82,500	87,900	68,900	80,900	81,000	76,300	91,900	70,100
Average realized gold price (per ounce)	$1,217	$1,297	$1,203	$1,254	$1,265	$1,341	$1,296	$1,357
Average London spot gold price (per ounce)	$1,219	$1,294	$1,201	$1,272	$1,282	$1,327	$1,289	$1,414
Total cash costs – by-product (per gold ounce) (4)	$577	$483	$582	$437	$590	$523	$464	$631
Total cash costs – co-product (per gold ounce) (5)	$664	$655	$665	$625	$678	$688	$641	$699
All-in sustaining costs (per gold ounce)	$880	$828	$1,043	$784	$1,067	$969	$853	$1,208
Adjusted net earnings	$9	$200	$48	$76	$66	$182	$154	$105
Adjusted operating cash flow	$363	$272	$329	$428	$392	$358	$369	$372
Including discontinued operations (2)
Gold produced (ounces)	724,800	679,900	890,900	768,900	651,700	637,100	648,700	646,000
Gold sold (ounces)	827,500	684,000	707,900	725,700	641,400	652,100	639,500	624,300
Total cash costs – by-product (per gold ounce) (4)	$585	$507	$589	$467	$597	$551	$470	$646
Total cash costs – co-product (per gold ounce) (5)	$670	$673	$669	$645	$682	$706	$643	$713
All-in sustaining costs (per gold ounce)	$885	$840	$1,035	$810	$1,066	$995	$852	$1,227
Adjusted net earnings	$12	$209	$55	$74	$70	$190	$164	$117
Adjusted operating cash flow	$366	$281	$337	$439	$399	$374	$376	$388

(1)	Excludes pre-commissioning sales ounces from Cerro Negro, prior to January 1, 2015, and Éléonore as costs incurred, net of proceeds from sales, were recognized against capitalized project costs.

(2)
Wharf is classified as a discontinued operation for the three months ended March 31, 2015. The 2014 and 2013 comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations. In addition, the Company's 66.7% interest in Marigold, the sale of which was completed on April 4, 2014, was classified as a discontinued operation during the years ended December 31, 2014 and 2013.

(3)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(4)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin, Cerro Negro and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.04 per silver ounce) sold to Silver Wheaton).

(5)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc); and Cerro Negro (silver)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

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(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION
Three Months Ended March 31, 2015 compared to the three months ended March 31, 2014
Net loss attributable to shareholders of Goldcorp for the first quarter of 2015 was $(87) million, or (0.11) per share, compared to net earnings attributable to shareholders of Goldcorp of $98 million, or $0.12 per share, for the first quarter of 2014. Compared to the first quarter of 2014, the net loss attributable to shareholders of Goldcorp for the three months ended March 31, 2015 was impacted by the following factors:

•
Revenues increased by $139 million, or 16%, primarily due to a $155 million increase in gold revenues, partially offset by a $15 million decrease in lead and zinc revenues, net of refining charges. The increase in gold revenues was a result of higher gold sales volumes primarily due to Cerro Negro declaring commercial production effective January 1, 2015 resulting in all proceeds from sales being recognized as revenues, partially offset by lower gold realized prices. Lead and zinc revenues decreased due to lower lead and zinc sales volumes and lower lead realized prices. Silver sales volumes increased from the first quarter of 2014 primarily as a result of Cerro Negro's first quarter of commercial production however the increase was offset by a decrease in silver realized prices;

•
Production costs increased by $133 million, or 27%, due to production costs associated with Cerro Negro's first quarter of commercial production; and revisions in estimates at the Company's inactive and closed mines during the first quarter of 2015 resulting in a $22 million increase in reclamation and closure costs; partially offset by the one-time historic water use payment at Peñasquito in the first quarter of 2014; the impact of El Sauzal entering reclamation effective January 1, 2015; and favourable foreign exchange movements;

•
Depreciation and depletion increased by $153 million, or 91%, due to Cerro Negro's first quarter of commercial production, a higher depletion rate at Marlin resulting from a reduction of proven and probable gold reserves, new assets put into service and higher sales volumes;

•
The Company’s share of net earnings of associates decreased by $21 million compared to the first quarter of 2014 primarily as a result of a $17 million decrease in the Company's share of net earnings from Alumbrera and a $3 million decrease in the Company's share of net earnings from Pueblo Viejo;

•
Corporate administration, excluding share-based compensation expense, was $40 million, which was comparable to the first quarter of 2014. Share-based compensation expense was $15 million for the first quarter of 2015, a decrease of $9 million compared to the first quarter of 2014 primarily due to a decrease in value of the Company's performance share units;

•
A $42 million loss on derivatives in the first quarter of 2015 comprised of a loss on foreign currency, heating oil, copper, lead, and zinc contracts. In the first quarter of 2014, a $3 million net loss on derivatives was comprised of a $1 million unrealized loss on the conversion feature of the $863 million convertible senior notes which were repaid upon maturity during the third quarter of 2014; a $1 million net loss on foreign currency, heating oil, copper, lead, and zinc contracts; and a $1 million net loss on the Company's contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ended August 5, 2014;

•	An $18 million net gain on disposition of mining interests in the first quarter of 2014 as the Company sold its equity interest in Primero Mining Corp. on March 26, 2014;

•
Finance costs increased by $11 million primarily due to interest expense on certain financing arrangements held by Cerro Negro that is no longer eligible for capitalization as a result of commercial production being achieved;

•
Other income of $20 million for the first quarter of 2015 was impacted by a $15 million net foreign exchange gain driven by the weakening of the Canadian dollar, and Mexican and Argentine peso during the first quarter of 2015. The net gain was comprised of foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars, partially offset by foreign exchange losses on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars. Other expenses of $21 million for the first quarter of 2014 were primarily comprised of $19 million of foreign exchange losses on value added tax receivables denominated in Mexican and Argentine pesos;

•	Income tax expense for the three months ended March 31, 2015 totaled $129 million (three months ended March 31, 2014 – income tax expense of $89 million) and was primarily impacted by:

▪
A $122 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $106 million foreign exchange loss in the first quarter of 2014;

▪
A higher effective tax rate in the first quarter of 2015, after adjusting for non-deductible share based compensation expense and the deferred income tax impacts of the weakening Argentine and Mexican peso, and Canadian dollar. The first quarter of 2015 was impacted by lower income from associates not being subject to tax, the gain on sale of Primero in the first

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(in United States dollars, tabular amounts in millions, except where noted)

quarter of 2014 not being subject to tax, higher non-deductible payments in the first quarter of 2015 and lower tax deductible foreign exchange losses on US dollar denominated debt in Argentina; and

•
Net earnings from discontinued operations of $52 million for the first quarter of 2015 was comprised of the $49 million net gain on the sale of Wharf and $3 million of net earnings of Wharf until February 20, 2015, the date of disposition. Net earnings from discontinued operations for the first quarter of 2014 of $9 million was comprised of $5 million of net earnings of Wharf and $4 million of net earnings from the Company's 66.7% share of Marigold, which was sold in April 4, 2014.

Adjusted net earnings amounted to $12 million, or $0.01 per share (1), for the three months ended March 31, 2015, compared to $209 million, or $0.26 per share, for the first quarter of 2014. Compared to the first quarter of 2014, adjusted net earnings was impacted by higher production costs, higher depreciation and depletion, lower gold and silver realized prices, and a higher effective tax rate, partially offset by higher gold and silver sales volumes as a result of Cerro Negro achieving commercial production effective January 1, 2015.
Total cash costs (by-product) increased to $585 per gold ounce (2), in the first quarter of 2015, as compared to $507 per gold ounce in the first quarter of 2014. The higher cash costs was primarily due to higher production costs and lower by-product copper sales credits, partially offset by higher gold sales volumes.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 38 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 35 for a reconciliation of total cash costs to reported production costs.

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(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS – Three months ended March 31, 2015 compared to the three months ended December 31, 2014
Net loss attributable to shareholders of Goldcorp for the first quarter of 2015 was $(87) million, or $(0.11) per share, compared to a net loss attributable to shareholders of Goldcorp of $(2,396) million, or $(2.94) per share, for the fourth quarter of 2014. Compared to the prior quarter, the net loss attributable to shareholders of Goldcorp for the three months ended March 31, 2015 was impacted by the following factors:

•
Revenues increased by $182 million, or 22%, primarily due to a $136 million increase in gold revenues and a $46 million increase in silver revenues. The increase in revenues resulted primarily from higher gold and silver sales volumes due to Cerro Negro achieving commercial production effective January 1, 2015, and higher realized prices for gold and silver as compared to the fourth quarter of 2014;

•
Production costs increased by $38 million, or 7%, primarily due to production costs associated with Cerro Negro's first quarter of commercial production; partially offset by revisions in estimates at the Company's inactive and closed mines resulting in a $56 million increase in reclamation and closure costs during the fourth quarter of 2014 compared to a $22 million increase in the first quarter of 2015; a $31 million reduction of the carrying value of the heap leach ore inventory at Los Filos to net realizable value recognized during the fourth quarter of 2014 compared to a $5 million reduction of the carrying value during the first quarter of 2015; and favourable foreign exchange movements;

•
Depreciation and depletion increased by $107 million, or 50%, primarily due to depreciation and depletion associated with Cerro Negro's first quarter of commercial production and higher depletion rates at certain mines as a result of a reduction in proven and probable reserves at December 31, 2014;

•
The Company’s share of net earnings of associates increased by $10 million from the prior quarter due to a $23 million increase in the Company's share of net earnings of Pueblo Viejo and an $8 million increase in the Company's share of net earnings of Tahoe, partially offset by a $21 million decrease in the Company's share of net earnings of Alumbrera;

•	An impairment of mining interests and goodwill of $2,980 million ($2,300 million, net of tax) was recognized against the carrying amount of the Cerro Negro project in the fourth quarter of 2014.

•
Corporate administration, excluding share-based compensation expense, was $40 million, a $6 million decrease compared to the prior quarter, primarily due to lower consulting costs. Share-based compensation expense of $15 million for the first quarter of 2015 increased by $2 million compared to the prior quarter due to an increase in the fair value of the Company's performance share units;

•
A $42 million loss on derivatives for the first quarter of 2015 comprised of a loss on foreign currency, heating oil, copper, lead, and zinc contracts, compared to a $34 million loss on foreign currency, heating oil, copper, lead, and zinc contracts in the fourth quarter of 2014;

•
Finance costs increased by $19 million primarily due to interest expense on certain financing arrangements held by Cerro Negro that are no longer eligible for capitalization as a result of commercial production being achieved;

•
Other income increased by $26 million primarily as a result of an increase in net foreign exchange gains comprised of foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars, partially offset by foreign exchange losses on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars. The net foreign foreign exchange gain is a result of the weakening of the Canadian dollar and Mexican and Argentine peso during the first quarter of 2015.

•	Income tax expense for the three months ended March 31, 2015 totaled $129 million (three months ended December 31, 2014 – income tax recovery of $625 million) and was impacted by:

•
A $122 million foreign exchange loss on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $105 million foreign exchange loss for the fourth quarter of 2014. The foreign exchange related deferred tax impacts reflect the weakening Canadian dollar and Argentine and Mexican peso during the three months ended March 31, 2015 and December 31, 2014;

•	During the fourth quarter of 2014 a deferred income tax recovery of $680 million arising on the impairment of mining interests and goodwill;

•
After adjusting for the above noted items, the non-deductible share-based compensation expense and the impairment of mining interests and goodwill, a lower effective tax rate in the first quarter of 2015. There was a net loss before tax in the fourth quarter of 2014 after adjusting for the share-based compensation expense and impairment, therefore tax impacts that

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(in United States dollars, tabular amounts in millions, except where noted)

normally decrease the effective rate, increased the effective tax rate in the fourth quarter of 2014. The first quarter of 2015 was negatively impacted by a lower tax benefit of inflationary adjustments in Mexico, higher non-deductible payments,and lower deductible foreign exchange losses on US dollar denominated debt in Argentina, partially offset by higher earnings from associates not subject to income tax; and

•
Net earnings from discontinued operations of $52 million for the first quarter of 2015 was comprised of the $49 million net gain on the sale of Wharf and $3 million of net earnings of Wharf until February 20, 2015, the date of disposition. Net earnings of Wharf of $7 million were recognized in the fourth quarter of 2014.

Adjusted net earnings amounted to $12 million, or $0.01 per share (1), for the three months ended March 31, 2015, compared to $55 million, or $0.07 per share, for the fourth quarter of 2014. Compared to the prior quarter, adjusted net earnings was impacted higher depreciation and depletion and a higher effective tax rate, partially offset by higher sales volumes and realized prices for gold and silver.
Total cash costs (by-product) were $585 per gold ounce (2), in the first quarter of 2015, as compared to $589 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to higher gold sales volumes and higher by-product silver sales credits, partially offset by higher production costs and lower by-product copper sales credits.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 38 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 35 for a reconciliation of total cash costs to reported production costs.

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(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)

Three months ended March 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2015	$131	107,400	107,300	$1,215	$494	$799
	2014	$131	95,000	101,200	$1,294	$625	$954
Porcupine	2015	66	56,000	54,200	1,209	874	1,175
	2014	85	66,500	65,700	1,287	701	945
Musselwhite	2015	68	57,200	56,400	1,207	759	956
	2014	88	74,900	68,800	1,281	643	787
Peñasquito	2015	364	155,600	174,900	1,218	457	702
	2014	362	129,800	120,700	1,333	179	371
Los Filos	2015	72	60,700	58,500	1,227	891	1,164
	2014	106	80,000	81,900	1,289	638	805
El Sauzal (6)	2015	—	—	—	—	—	—
	2014	17	15,100	12,900	1,277	994	1,168
Marlin	2015	82	45,300	43,400	1,216	435	1,011
	2014	89	45,300	41,900	1,300	277	809
Cerro Negro	2015	234	92,600	160,500	1,210	603	704
	2014	—	—	—	—	—	—
Alumbrera (1)	2015	57	16,100	20,000	1,226	751	971
	2014	146	30,300	40,500	1,293	106	433
Pueblo Viejo (1)	2015	177	90,000	137,000	1,229	465	573
	2014	156	106,200	115,100	1,287	493	628
Éléonore (5)	2015	—	32,500	—	—	—	—
	2014	—	—	—	—	—	—
Other (3)	2015	—	—	—	—	—	84
	2014	—	—	—	—	—	109
Total – continuing operations	2015	$1,251	713,400	812,200	$1,217	$577	$880
	2014	$1,180	643,100	648,700	$1,297	$483	$828
Wharf (4)	2015	19	11,400	15,300	1,225	941	996
	2014	20	15,000	13,400	1,285	751	856
Marigold (4)	2015	—	—	—	—	—	—
	2014	28	21,800	21,900	1,289	1,117	1,207
Total – including discontinued operations	2015	$1,270	724,800	827,500	$1,217	$585	$885
	2014	$1,228	679,900	684,000	$1,297	$507	$840

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin, Cerro Negro and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.04 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to

GOLDCORP  |  12

(in United States dollars, tabular amounts in millions, except where noted)

the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
Wharf is classified as a discontinued operation for the three months ended March 31, 2015. The 2014 and 2013 comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations. In addition, the Company's 66.7% interest in Marigold, the sale of which was completed on April 4, 2014, was classified as a discontinued operation for the three months ended March 31, 2014.

(5)	Gold produced represents pre-commercial production ounces from Éléonore. However, sales and sales related revenues are excluded as they are credited against capitalized project costs.

(6)	El Sauzal entered reclamation effective January 1, 2015.

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(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

Operating Data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Tonnes of ore milled (1)	133,700	186,900	164,400	157,700	175,100
Average mill head grade (grams/tonne)	26.04	21.52	20.80	18.77	16.66
Average recovery rate	97%	96%	97%	96%	95%
Gold (ounces)
– Produced (1)	107,400	130,300	99,600	89,500	95,000
– Sold	107,300	128,700	98,600	89,800	101,200
Average realized gold price (per ounce)	$1,215	$1,208	$1,265	$1,300	$1,294
Total cash costs – by-product (per ounce)	$494	$493	$533	$656	$625
All-in sustaining costs (per ounce)	$799	$809	$955	$1,066	$954
Mining cost per tonne	$232.95	$193.36	$216.70	$242.71	$221.05
Milling cost per tonne	$56.14	$44.18	$46.95	$51.36	$48.71
General and administrative cost per tonne milled	$81.49	$83.27	$72.81	$85.72	$70.80
Financial Data
Revenues	$131	$156	$125	$117	$131
Depreciation and depletion	$34	$35	$28	$26	$27
Earnings from operations	$42	$56	$41	$31	$40
Expenditures on mining interests (2)	$47	$58	$65	$56	$54

(1)
Included in tonnes of ore milled and gold ounces produced for three months ended March 31, 2015 are nil tonnes and nil ounces (three months ended December 31, 2014 are 900 tonnes and 200 ounces), respectively, from the Company's Cochenour gold project.

(2)	Expenditures on mining interests includes expenditures incurred at the Company's Cochenour gold project.

Gold production for the first quarter of 2015 of 107,400 ounces was 12,400 ounces, or 13%, higher than the first quarter of 2014 due to 56% higher grades, partially offset by 24% lower mill throughput. The grade increase was a result of ongoing focus on stope optimization and reduction of dilution. Tonnes were lower than the first quarter of 2014 due to lower tonnage from the Campbell Complex where remnant pillar mining is being phased out during 2015. Partially offsetting the lower tonnage from the Campbell Complex was higher tonnage from the High Grade Zone as a result of increased long hole mining versus cut & fill mining and the use of tele-remote equipment enabling operations from the surface during shift changes.
All-in sustaining costs for the first quarter of 2015 were $799 per ounce, a decrease of $155 per ounce, or 16%, compared to the first quarter of 2014 due to a weaker Canadian dollar ($66 per ounce), lower operating costs ($60 per ounce), higher gold production ($54 per ounce) and lower sustaining capital expenditures ($17 per ounce), partially offset by higher exploration expenditures ($42 per ounce). The decrease in operating costs was attributable to a decrease in long hole and definition drilling contractor costs ($2 million) and lower energy prices ($3 million), partially offset by increased community costs due to the signing of the Wabauskang First Nations Agreement in the first quarter of 2015. Higher exploration expenditures were attributable to the HG Young discovery where exploration activity continued to ramp up during the first quarter of 2015 with seven drills currently on site.
Gold production for the first quarter of 2015 was 22,900 ounces, or 18%, lower than the fourth quarter of 2014 due to 28% lower mill throughput, partially offset by 21% higher grades. The lower tonnage was due to Campbell Complex depletion, increased ground support in the Footwall Zone and paste fill infrastructure delays in Upper Red Lake which have been resolved, while the increase in grades was attributable to improved ore control, sequencing and favourable variability.
All-in sustaining costs for the first quarter of 2015 were $10 per ounce, or 1%, lower than the fourth quarter of 2014 due to lower operating costs ($72 per ounce), a weaker Canadian dollar ($49 per ounce) and lower sustaining capital expenditures ($57 per ounce), partially offset by lower gold production ($162 per ounce) and higher exploration expenditures ($6 per ounce). The decrease in operating costs was primarily attributable to a decrease in contractor usage ($5 million) and the one time health care donation made in the fourth quarter of 2014 ($2 million). The decrease in sustaining capital expenditures was due to costs incurred on the gas line and maintenance infrastructure projects completed in the fourth quarter of 2014 ($6 million).
Exploration development to access the HG Young discovery advanced north on the 14 Level at the Campbell Complex during the first quarter of 2015 following completion of the rehabilitation in the prior quarter. This drift provides a new drill platform for follow-up drilling on several

GOLDCORP  |  14

(in United States dollars, tabular amounts in millions, except where noted)

significant intercepts from the ongoing surface exploration program at the HG Young discovery. This wide-spaced, section-line portion of the surface drilling program is nearly complete and the results will be used for defining the footprint dimensions of this deposit. Drilling also continued on a number of other underground exploration projects during the first quarter of 2015 including the High Grade Zone, NXT, R, Footwall and the PLM Zones where numerous significant results have been returned.

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(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mine, Canada

Operating Data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Tonnes of ore milled	761,100	1,094,100	1,123,600	1,081,400	867,700
Hoyle Pond underground (tonnes)	71,700	122,000	73,300	55,200	71,000
Hoyle Pond underground (grams/tonne)	16.28	15.86	13.84	16.82	16.30
Dome underground (tonnes)	122,900	120,500	111,800	125,500	103,500
Dome underground (grams/tonnes)	2.95	4.36	4.05	4.96	5.44
Hollinger open pit (tonnes)	60,800	59,000	93,800	25,700	—
Hollinger open pit (grams/tonnes)	1.36	1.22	1.26	1.15	—
Stockpile (tonnes)	505,700	792,600	844,700	875,000	693,200
Stockpile (grams/tonne)	0.80	0.77	1.07	0.99	0.77
Average mill head grade (grams/tonne)	2.65	2.82	2.22	2.19	2.60
Average recovery rate	91%	91%	92%	93%	93%
Gold (ounces)
– Produced	56,000	90,400	74,300	68,800	66,500
– Sold	54,200	95,700	68,400	69,600	65,700
Average realized gold price (per ounce)	$1,209	$1,210	$1,272	$1,302	$1,287
Total cash costs – by-product (per ounce)	$874	$591	$663	$658	$701
All-in sustaining costs (per ounce)	$1,175	$857	$946	$895	$945
Mining cost per tonne	$121.48	$93.96	$119.89	$121.54	$127.65
Milling cost per tonne	$11.16	$7.31	$8.72	$7.44	$8.76
General and administrative cost per tonne milled	$16.60	$14.50	$10.41	$12.74	$15.20
Financial Data
Revenues	$66	$116	$87	$91	$85
Depreciation and depletion	$11	$18	$11	$12	$13
Earnings from operations (1)	$10	$13	$31	$21	$27
Expenditures on mining interests	$20	$24	$19	$18	$19

(1)
Earnings from operations for the three months ended December 31, 2014 and June 30, 2014 were impacted by an increase in non-cash provisions related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines' closed sites of $28 million and $11 million, respectively.

Porcupine consists of four mining operations, Hoyle Pond, Dome, Hollinger and Stockpile, all which feed the Dome processing facility. Hollinger open pit commenced pre-stripping activities during the second quarter of 2014.
Gold production for first quarter of 2015 of 56,000 ounces was 10,500 ounces, or 16%, lower than the first quarter of 2014 due to 12% lower tonnage, partially offset by 2% higher grades. The Dome underground operation experienced 46% lower grades due to delays in mine sequencing and ore development dilution, partially offset by 19% higher tonnage. Surface Stockpile tonnes processed decreased 27% compared to the first quarter of 2014 as a result of cold weather conditions causing freezing in the fine ore bins and failure of the thickener and downtime in the grinding circuit rod mill. Pre-stripping activities continued at Hollinger open pit providing 60,800 tonnes of ore to the mill during the first quarter of 2015.
All-in sustaining costs for the first quarter of 2015 were $1,175 per ounce, an increase of $230 per ounce, or 24%, compared to the first quarter of 2014 due to lower gold production ($202 per ounce), higher operating costs ($74 per ounce), higher sustaining capital expenditures ($18 per ounce) and higher exploration and reclamation accretion expenses ($16 per ounce), partially offset by a weaker Canadian dollar ($80 per ounce). The increase in operating costs was primarily due to increased underground development ($2 million) and higher maintenance and consumables ($1 million).
Gold production for the first quarter of 2015 was 34,400 ounces, or 38%, lower than the fourth quarter of 2014 due to 6% lower grades and 30% lower tonnage, primarily due to cold weather conditions which impacted Stockpile and Mill operations. The Hoyle Pond underground experienced 41% lower tonnage, as planned, at 3% higher grades and Dome Underground experienced 32% lower grades from 2% higher tonnage due to delays in mine sequencing and ore development dilution.

GOLDCORP  |  16

(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the first quarter of 2015 were $318 per ounce, or 37%, higher compared to the fourth quarter of 2014 due to lower gold production ($657 per ounce) and higher exploration and reclamation accretion expenses ($9 per ounce), partially offset by lower sustaining capital expenditures ($156 per ounce), lower operating costs ($134 per ounce) and a weaker Canadian dollar ($58 per ounce). The decrease in operating costs was primarily due to lower overall manpower levels during the first quarter of 2015, as planned ($5 million). The decrease in sustaining capital expenditures was primarily the result of timing of underground projects ($8 million).
Underground exploration during the first quarter of 2015 focused on testing the UM and UP veins at depth and confirming the deeper extents of the TVZ Zone.
During the first quarter of 2015 the excavation work was completed for the sinking of the #2 Winze shaft at the Hoyle Deep Project and the lateral ramp development required to access the shaft. The shaft crews began installation of the shaft loading pocket steel and the removal of temporary services in the shaft which is on track to be operational in the first quarter of 2016. Total project expenditures at March 31, 2015 relating to the Hoyle Deep Project were $162 million (three months ended March 31, 2015 – $9 million). Total project expenditures are expected to be $192 million by the end of 2015.
At the Hollinger open pit, over-burden and rock pre-stripping activities continued with blasted rock totaling 1,336,077 tonnes. A total of 812,273 tonnes of material was placed on the Environmental Control Berm during for the first quarter of 2015 which is targeted for completion in the third quarter of 2015, setting up for mining operations to commence 24 hours per day.

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(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Tonnes of ore milled	270,500	312,000	263,600	313,400	332,200
Average mill head grade (grams/tonne)	6.71	7.46	7.67	7.12	7.30
Average recovery rate	97%	96%	96%	96%	96%
Gold (ounces)
– Produced	57,200	73,100	62,500	67,800	74,900
– Sold	56,400	81,100	62,300	67,000	68,800
Average realized gold price (per ounce)	$1,207	$1,208	$1,292	$1,292	$1,281
Total cash costs – by-product (per ounce)	$759	$619	$654	$605	$643
All-in sustaining costs (per ounce)	$956	$779	$897	$794	$787
Mining cost per tonne	$80.04	$71.91	$82.17	$71.41	$85.34
Milling cost per tonne	$16.35	$15.25	$16.01	$15.25	$15.69
General and administrative cost per tonne milled	$44.68	$42.78	$52.23	$42.00	$38.50
Financial Data
Revenues	$68	$98	$81	$87	$88
Depreciation and depletion	$13	$20	$14	$15	$14
Earnings from operations	$13	$29	$23	$30	$29
Expenditures on mining interests	$8	$12	$11	$12	$9
Gold production for the first quarter of 2015 of 57,200 ounces, was 17,700 ounces, or 24%, lower than the first quarter of 2014 due to 19% lower mill throughput and 8% lower grades. Mill throughput was lower as a result of reduced stope availability due to sequencing and rehandle of oversize material as well as increased rehabilitation requirements in some stoping areas. Lower grades were realized as a result of mining lower grade material, as planned, and higher than planned dilution in some of the Lynx and PQ Deeps C block stopes.
All-in sustaining costs for the first quarter of 2015 were $956 per ounce, an increase of $169 per ounce, or 21%, compared to the first quarter of 2014 due to lower gold production ($174 per ounce), higher sustaining capital expenditures ($34 per ounce), higher operating costs ($24 per ounce) and higher exploration expenditures ($7 per ounce), partially offset by a weaker Canadian dollar ($70 per ounce). The increase in operating costs was primarily due to increased labour costs ($2 million) and increased general maintenance costs ($1 million), partially offset by lower propane prices ($1 million).
Gold production for the first quarter of 2015 was 15,900 ounces, or 22%, lower than the fourth quarter of 2014 due to 13% lower mill throughput and 10% lower grades. Mill throughput was lower as a result of reduced stope availability due to sequencing and rehandle of oversize material as well as increased rehabilitation requirements in some stoping areas. The lower grades were realized as a result of mining lower grade material, as planned, and higher dilution in some of the Lynx and PQ Deeps C block stopes.
All-in sustaining costs for the first quarter of 2015 were $177 per ounce, or 23%, higher than the fourth quarter of 2014 due to lower gold production ($342 per ounce) and higher exploration expenditures ($7 per ounce), partially offset by lower operating costs ($95 per ounce), a weaker Canadian dollar ($51 per ounce), and lower sustaining capital expenditures ($26 per ounce). The decrease in operating costs was primarily due to timing of maintenance parts, explosives, and site costs ($3 million), decreased contractor costs ($1 million) and decreased fuel costs ($1 million).
The focus of the exploration program in the first quarter of 2015 was on reserve replacement with drilling concentrated in three key areas; the West Limb Zone, Upper Lynx Zone, and the C Block portion of the PQ Deeps Zone. Four drill rigs are being utilized to complete the programs and all Zones continue with positive results. Preliminary metallurgical studies of the West Limb ore indicate gold recovery consistent with historical operations and is amenable with the current milling conditions.

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(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Tonnes of ore mined – sulphide	9,216,100	9,172,400	8,437,600	10,280,100	10,025,400
Tonnes of ore mined – oxide	795,100	844,000	272,100	135,700	1,121,200
Tonnes of waste removed	33,056,900	32,778,100	38,173,700	40,595,300	33,628,000
Tonnes of total material moved	43,068,100	42,794,500	46,883,400	51,011,100	44,774,600
Ratio of waste to ore	3.3	3.3	4.4	3.9	3.0
Average head grade
Gold (grams/tonne)	0.81	0.65	0.59	0.78	0.59
Silver (grams/tonne)	24.65	21.61	23.21	30.08	32.92
Lead	0.27%	0.19%	0.23%	0.24%	0.33%
Zinc	0.61%	0.52%	0.52%	0.59%	0.63%
Sulphide Ore
Tonnes of ore milled	9,531,900	10,195,800	10,446,900	10,050,000	9,220,400
Average recovery rate
Gold	66%	66%	71%	74%	72%
Silver	73%	75%	81%	82%	81%
Lead	67%	67%	75%	77%	79%
Zinc	76%	78%	79%	82%	80%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	148,000	132,300	124,000	159,400	115,500
Silver (ounces)	4,856,500	5,648,400	5,413,300	6,758,700	7,055,100
Lead (thousands of pounds)	36,700	27,200	37,000	38,600	49,500
Zinc (thousands of pounds)	82,500	68,900	81,000	91,900	87,900
Lead Concentrate (DMT)	33,700	29,100	36,600	41,400	47,100
Zinc Concentrate (DMT)	81,200	73,700	78,200	90,900	85,200
Oxide Ore
Tonnes of ore processed	795,100	1,151,300	563,100	135,700	1,202,900
Produced
Gold (ounces)	7,600	8,800	5,500	8,000	14,300
Silver (ounces)	238,900	186,300	156,000	248,100	341,200
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	155,600	141,100	129,500	167,400	129,800
Silver (ounces)	5,095,400	5,834,700	5,569,300	7,006,800	7,396,300
Lead (thousands of pounds)	36,700	27,200	37,000	38,600	49,500
Zinc (thousands of pounds)	82,500	68,900	81,000	91,900	87,900
Gold equivalent ounces (1)	324,500	306,400	305,400	376,300	350,100

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(in United States dollars, tabular amounts in millions, except where noted)

	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	174,900	126,100	144,000	170,900	120,700
Silver (ounces)	5,965,600	5,210,700	6,439,300	7,863,400	7,118,400
Lead (thousands of pounds)	39,500	29,400	41,400	43,200	45,300
Zinc (thousands of pounds)	82,600	84,000	85,400	77,000	90,100
Average realized prices
Gold (per ounce)	$1,218	$1,184	$1,236	$1,305	$1,333
Silver (per ounce) (2)	$14.18	$13.12	$14.70	$16.28	$16.73
Lead (per pound)	$0.81	$0.83	$0.98	$0.97	$0.91
Zinc (per pound)	$0.91	$0.99	$1.07	$1.00	$0.90
Total Cash Costs – by-product (per ounce) (3)(5)	$457	$728	$579	$124	$179
Total Cash Costs – co-product (per ounce of gold) (3)(5)	$681	$820	$819	$610	$707
All-in sustaining costs (per ounce) (5)	$702	$1,472	$1,142	$362	$371
Mining cost per tonne	$2.34	$2.82	$2.49	$2.21	$2.22
Milling cost per tonne	$7.06	$5.92	$6.22	$7.05	$7.99
General and administrative cost per tonne milled	$1.93	$2.55	$2.64	$2.38	$2.36
Off-site cost per tonne sold (lead) (4)	$681	$769	$753	$842	$644
Off-site cost per tonne sold (zinc) (4)	$366	$351	$384	$372	$352
Financial Data
Revenues (2)	$364	$285	$361	$424	$362
Depreciation and depletion (7)	$77	$67	$78	$69	$56
Earnings (loss) from operations	$58	$(8)	$15	$131	$80
Expenditures on mining interests (6)	$28	$164	$87	$56	$19

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2014 – $1,300; $22.00; $3.00; $0.90; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.07 per ounce (2014 – $4.04 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the year ended March 31, 2015 would be $681 per ounce of gold, $9.37 per ounce of silver, $0.81 per pound of lead and $0.80 per pound of zinc (2014 – $707, $10.52, $0.85 and $0.73, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.07 per ounce (2014 – $4.04 per ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the year ended March 31, 2015 would be $711 per ounce of gold, $9.41 per ounce of silver, $0.75 per pound of lead, and $0.77 per pound of zinc (2014 – $748, $10.49, $0.78 and $0.70, respectively).

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(5)
Includes a $41 million cash reduction of the carrying value of the low-grade stockpile to net realizable value in the third quarter of 2014. Excluding the impact of the carrying value reduction, total cash costs – by-product were $292 per ounce, total cash costs – co-product were $694 per ounce, and all-in sustaining costs were $854 per ounce for the third quarter of 2014.

(6)	Expenditures on mining interests includes expenditures incurred at the Company's Camino Rojo gold project.

(7)	Depreciation and depletion in the third quarter of 2014 includes a $14 million reduction of the carrying value of the low-grade stockpile inventory to net realizable value.
Gold production for first quarter 2015 of 155,600 ounces was 25,800 ounces, or 20%, higher than the first quarter of 2014 due to 37% higher gold ore grades and 3% higher mill throughput for sulphide production, partially offset by 8% lower metallurgical recoveries and 47% lower oxide gold production, as expected.
Higher ore grades resulted from mining higher grade ore benches at the bottom of Phase 4 and in the new Phase 5C. Lower metallurgical recoveries were the result of the introduction of transitional material from Phase 5C, as planned, and lower lead ores processed during the first quarter of 2015. A mill throughput rate of 105,910 tonnes per day was achieved during the first quarter of 2015 as improvements in both

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(in United States dollars, tabular amounts in millions, except where noted)

ore fragmentation and operation of the Augmented Feed Circuit and the High Pressure Grinding Roll were partially offset by lower than expected crusher system availability due to the shaft.
All-in sustaining costs for the first quarter of 2015 were $702 per ounce, an increase of $331 per ounce, or 89%, compared to the first quarter of 2014 primarily due to lower by-product credit sales ($904 per ounce) and higher sustaining capital expenditures ($127 per ounce), partially offset by higher gold production ($57 per ounce), a weaker Mexican peso ($87 per ounce) and lower operating costs ($39 per ounce). The increase in sustaining capital expenditures was primarily attributable to the purchase of mining equipment ($14 million) and higher capitalized stripping activities in the first quarter of 2015 ($6 million). Operating costs were lower primarily due to the non-recurring water use payment made in the first quarter of 2014 ($18 million), partially offset by increased labour costs ($11 million) in the first quarter of 2015.
Gold production for the first quarter of 2015 was 14,500 ounces, or 10%, higher than the fourth quarter of 2014 mainly due to 25% higher gold ore grades, partially offset by 7% lower mill throughput for sulphide production and 14% lower oxide production. Higher sulphide ore grades were realized with substantial mining in the heart of the deposit in Phase 5C and the bottom of Phase 4. The decrease in oxide gold production was due to 34% lower oxide tonnes being leached on the pad.
All-in sustaining costs for the first quarter of 2015 were $770 per ounce, or 52%, lower than the fourth quarter of 2014 due to higher gold production ($731 per ounce), lower sustaining capital expenditures ($289 per ounce), a weaker Mexican peso ($55 per ounce) and lower operating costs ($6 per ounce), partially offset by lower by-product credit sales ($306 per ounce) and higher reclamation accretion expenses ($5 per ounce). The decrease in sustaining capital expenditures was primarily attributable to mobile equipment purchases during the prior quarter ($18 million) and a decrease in expenditures during the first quarter of 2015 for the Northern Well Field ("NWF") project ($11 million) and lower capitalized stripping activity ($5 million). The decrease in operating costs resulted primarily from lower community related costs ($9 million), partially offset by increases in labour costs ($6 million).
The provisional pricing impact during the first quarter of 2015 was a positive $6 million, which primarily related to gold and silver sales from the fourth quarter of 2014 that settled in the first quarter of 2015.
Construction on the NWF progressed during the first quarter of 2015 with completion of bulk earthworks, and installation of the electrical and mechanical equipment at the substation and pump house commenced. Negotiations are ongoing to secure surface rights to complete the final connection of the pipeline and further delays in obtaining surface access rights have the potential to delay the overall completion of the pipeline. The Company continues to pursue an equitable resolution and evaluate mitigation strategies. Contingency plans remain in place for a fresh water supply to Peñasquito until the NWF is fully operational.
The Waste Rock Overland Conveyor System modifications were completed in December 2014 and operations re-commenced in the first quarter of 2015 with throughput of approximately 6,300 tonnes per hour achieved. Oversize material passing through the feeder grizzly and sizer are impacting downtime and limiting higher production rates. Efforts continue to improve fragmentation and to improve selectivity of waste to the sizer as well as additional system modifications to further increase throughput.
In the first quarter of 2015, Peñasquito commenced a feasibility study on the MEP which is the combined study to assess the feasibility of the CEP and Pyrite Leach Peñasquito sulphide plant. The study will assess the potential for producing saleable copper concentrate (CEP) and the viability of leaching a pyrite concentrate from the zinc flotation tailings (Pyrite Leach). Successful implementation of one or both of these new process improvements has the potential to improve the overall economics and life of mine of Peñasquito, through increasing gold and silver recoveries from Pyrite Leach. The feasibility study is expected to be complete in early 2016.
At the copper-gold skarn, during the first quarter of 2015 metallurgical testing was performed on material from previously drilled holes in the 7,000 metres exploration program. No further drilling was undertaken in the first quarter. The objective of this program is to drill 100 metre spaced holes to continue confirming the consistency of the skarn with gold and copper mineralization. This deposit is deep and adjacent between the diatremes of Peñasco and Brecha Azul.
On March 12, 2015, the Company announced that Minera Peñasquito had reached a definitive court approved settlement with the Cerro Gordo Ejido relating to surface land rights to 600 hectares (approximately 1,483 acres) of land located within the confines of the Peñasquito Mine site. Minera Peñasquito had negotiated an agreement for use of the land prior to the construction of the mine, however, in 2009 the Cerro Gordo Ejido commenced an action against Peñasquito in Mexico's agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido. This recent settlement reached fully resolves the dispute. Concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement on commercial terms for the 600 hectares.

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(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Tonnes of ore mined	4,505,900	7,184,100	5,727,700	3,472,600	6,877,700
Tonnes of waste removed	11,487,000	9,685,000	10,910,200	6,608,800	10,156,600
Ratio of waste to ore	2.6	1.4	1.9	1.9	1.5
Tonnes of ore processed	4,474,500	7,227,200	5,722,600	3,480,200	6,834,300
Average grade processed (grams/tonne)	0.58	0.53	0.73	0.75	0.72
Average recovery rate (1)	61%	50%	52%	53%	51%
Gold (ounces)
– Produced	60,700	65,900	64,100	48,700	80,000
– Sold	58,500	63,400	66,500	45,700	81,900
Average realized gold price (per ounce)	$1,227	$1,203	$1,281	$1,280	$1,289
Total cash costs – by-product (per ounce) (2)	$891	$1,194	$623	$778	$638
All-in sustaining costs (per ounce) (2)	$1,164	$1,369	$808	$1,077	$805
Open-pit mining cost per tonne	$1.71	$1.78	$1.78	$1.65	$1.67
Processing cost per tonne leached	$4.12	$2.30	$2.51	$2.37	$2.15
General and administrative cost per tonne leached	$2.66	$1.67	$1.94	$2.11	$1.47
Financial Data
Revenues	$72	$76	$86	$58	$106
Depreciation and depletion (3)	$22	$22	$13	$12	$16
(Loss) earnings from operations (2)	$(1)	$(20)	$30	$10	$37
Expenditures for mining interests	$12	$13	$11	$11	$16

(1)
As of January 1, 2015, average recovery rates are being reported on a 6 month rolling average that better reflects current operations. Recoveries were previously reported on a cumulative basis. The comparative 2014 information has been restated.

(2)
Includes a $5 million cash reduction of the carrying value of the heap leach ore inventory to net realizable value during the three months ended March 31, 2015 (three months ended December 31, 2014 – $31 million cash reduction). Excluding the impact of the carrying value reduction, total cash costs – by-product were $810 per ounce and all-in sustaining costs were $1,083 per ounce (three months ended 31 December, 2014 – $708 per ounce and $883 per ounce, respectively).

(3)
Depreciation and depletion in the first quarter of 2015 and fourth quarter of 2014 includes a $1 million and $10 million reduction of the carrying value of the heap leach ore inventory to net realizable value, respectively.

Gold production for the first quarter of 2015 of 60,700 ounces was 19,300 ounces, or 24%, lower than the first quarter of 2014 primarily due to 35% lower ore processed and 19% lower grades, partially offset by an increase of 17% on solution processed through the ADR plant following the commissioning of the sixth train in November 2014. Ore processed was lower primarily due to high stripping activity undertaken at the new P-01 phase of the Los Filos pit and an optimization of leach operations that include higher cut off grades to the leach pad. During the first quarter of 2015, the open pit cut off grade was optimized and the full impact of the increased grades is expected to be realized in the second quarter of 2015. Heap leach pad recoveries increased 19% as compared to the first quarter of 2014 as a result of various leach efficiency improvement projects that were initiated during the first quarter of 2015. Recent security incidents in the state of Guerrero have resulted in an increased level of absenteeism at the mine site. The Company anticipates that this situation will begin to moderate as security conditions improve in the province.
All-in sustaining costs for the first quarter of 2015 were $1,164 per ounce, an increase of $359 per ounce, or 45%, compared to the first quarter of 2014. During the first quarter of 2015 the carrying value of new ounces placed on the heap leach was reduced by $6 million to net realizable value as a result of lower ounces placed due to the optimization of the open pit cut-off grade. Excluding the impact of the inventory carrying value reduction, all-in sustaining costs for the first quarter of 2015 were $1,083 per ounce, an increase of $278 per ounce, or 35%, compared to the first quarter of 2014. The 35% increase was primarily due to lower gold production ($322 per ounce) and higher sustaining capital expenditures ($39 per ounce), partially offset by lower operating costs ($32 per ounce) and a weaker Mexican peso ($51 per ounce). The decrease in operating costs was primarily attributable to a decrease in labour costs ($3 million), fuel costs ($1 million) and maintenance spare parts ($1 million), partially offset by an increase in cyanide consumption ($2 million).
Gold production for the first quarter of 2015 was 5,200 ounces, or 8%, lower than the fourth quarter of 2014, mainly as a result of a 38% decrease in ore processed, partially offset by a 5% increase on solution processed through the ADR plant and 9% higher grades. Ore processed was lower primarily due to high stripping activity at the new phase of the Los Filos pit and an optimization increase in cut off grades that

GOLDCORP  |  22

(in United States dollars, tabular amounts in millions, except where noted)

resulted in 9% higher average grades and 22% higher recoveries for the first quarter.
All-in sustaining costs for the first quarter of 2015 were $205 per ounce, or 15%, lower than in the fourth quarter of 2014. Excluding the impact of the heap leach ore carrying value reductions recognized in both quarters, all-in sustaining costs were $200 per ounce, or 23%, higher than the fourth quarter of 2014. The increase was primarily due to higher sustaining capital expenditures ($81 per ounce), higher operating costs ($75 per ounce) and lower gold production ($74 per ounce), partially offset by a weaker Mexican peso ($30 per ounce). The increase in sustaining capital expenditures was mainly attributable to heap leach pad construction ($3 million), mine equipment ($2 million) and underground mine development ($1 million), partially offset by a decrease in major component parts replacement as a result of ongoing Operating For Excellence ("O4E") initiatives ($2 million). The increase in operating costs was primarily attributable to an increase in cyanide consumption ($2 million).
Construction of the next stage of the heap leach pad was completed during the quarter. The 2015 exploration program started with the objective to define the higher grade extensions at El Bermejal pit and extend the high grade zones at the Underground mine. An infill drilling program started at the open pit mines in order to convert inferred resources into measured and indicated.

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(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Tonnes of ore milled	346,300	490,800	485,000	485,400	472,700
Average mill head grade (grams/tonne)
– Gold	4.24	3.41	2.98	2.88	3.15
– Silver	172	151	113	109	132
Average recovery rate
– Gold	97%	96%	97%	97%	97%
– Silver	94%	92%	91%	94%	94%
Produced (ounces)
– Gold	45,300	52,300	45,400	43,500	45,300
– Silver	1,729,500	2,216,700	1,658,000	1,584,400	1,836,000
– Gold equivalent ounces (1)	74,600	89,800	73,500	70,300	76,400
Sold (ounces)
– Gold	43,400	53,800	44,500	43,600	41,900
– Silver	1,700,100	2,301,200	1,626,500	1,579,600	1,699,900
Average realized price (per ounce)
– Gold	$1,216	$1,208	$1,264	$1,291	$1,300
– Silver	$16.89	$16.60	$18.64	$19.78	$20.62
Total cash costs – by-product (per ounce) (2)	$435	$273	$478	$525	$277
Total cash costs – co-product (per ounce) (2)	$685	$569	$716	$770	$658
All-in sustaining costs (per ounce)	$1,011	$703	$985	$981	$809
Mining cost per tonne	$58.25	$69.88	$80.60	$75.39	$70.64
Milling cost per tonne	$29.32	$25.60	$26.33	$25.24	$27.66
General and administrative cost per tonne milled	$27.16	$20.03	$19.70	$21.80	$21.14
Financial Data
Revenues	$82	$103	$87	$88	$89
Depreciation and depletion	$56	$48	$38	$36	$35
(Loss) earnings from operations (3)	$(24)	$(1)	$(3)	$(7)	$5
Expenditures on mining interests	$16	$21	$19	$22	$16

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver (2014 – $1,300 and $22.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended March 31, 2015 would be $685 per ounce of gold and $10.50 per ounce of silver (2014 – $658 and $11.24, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2015 would be $704 per ounce of gold and $10.01 per ounce of silver (2014 – $671 and $10.93, respectively).

(3)
Loss from operations for the three months ended March 31, 2015 were impacted by higher depletion expenses resulting from a reduction of probable and proven gold reserves due to an increase in tax royalties in December 2014.

Gold production for the first quarter of 2015 of 45,300 ounces was consistent with the first quarter of 2014. Silver production of 1,729,500 ounces was 106,500 ounces, or 6%, lower than the first quarter of 2014. Tonnes milled were 27% lower compared to the first quarter of 2014, while gold and silver grades were higher by 35% and 30%, respectively, primarily due to the depletion of the open pit low grade stockpile. Mining in the Cochis area completed in the fourth quarter of 2014, with production from the La Hamaca underground satellite mine commencing in January 2015. Recoveries for both gold and silver remain high due to ongoing O4E initiatives.
All-in sustaining costs for the first quarter of 2015 were $1,011 per ounce, an increase of $202 per ounce, or 25%, compared to the first quarter of 2014 due to lower by-product silver sales credits ($176 per ounce), higher reclamation accretion expenses ($47 per ounce), higher operating costs ($22 per ounce) and higher sustaining capital expenditures ($16 per ounce), partially offset by higher gold sales volume ($59 per ounce).

GOLDCORP  |  24

(in United States dollars, tabular amounts in millions, except where noted)

Gold and silver production for the first quarter of 2015 was 7,000 ounces, or 13%, and 487,200 ounces, or 22%, lower than the fourth quarter of 2014, respectively. The lower gold and silver production was primarily attributable to 29% lower tonnes processed, partially offset by higher ore grades and recoveries, as planned, due to the depletion of the open pit low grade stockpile.
All-in sustaining costs for the first quarter of 2015 were $308 per ounce, or 44%, higher than the fourth quarter of 2014 due to lower gold production ($337 per ounce), lower by-product silver sales credits ($49 per ounce), higher reclamation accretion expenses ($40 per ounce) and higher sustaining capital expenditures ($4 per ounce), partially offset by lower operating costs ($122 per ounce). The decrease in operating costs was primarily a result of a decrease in consumables costs ($3 million), a decrease in underground development contractor costs ($3 million) and a decrease in power and fuel prices ($2 million), partially offset by the 5% increase in the royalty rate effective January 1, 2015 ($4 million).

GOLDCORP  |  25

(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro mine, Argentina

Operating Data	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore milled	281,200	290,300	84,900
Eureka underground (tonnes)	117,800	85,200	34,200
Eureka underground (grams/tonne)
– Gold	9.69	11.51	11.26
– Silver	230.7	288.5	256.9
Mariana Central underground (tonnes)	26,000	14,300	—
Mariana Central underground (grams/tonne)
– Gold	23.63	20.61	—
– Silver	151.2	173.8	—
Stockpile (tonnes)	137,400	190,800	50,700
Stockpile (grams/tonne)
– Gold	11.04	16.36	13.29
– Silver	198.1	297.3	283.1
Average mill head grade (grams/tonne)
– Gold	11.64	15.15	12.48
– Silver	207.4	288.7	272.5
Average recovery rate
– Gold	92%	92%	88%
– Silver	80%	71%	55%
Produced (ounces)
– Gold	92,600	133,100	19,000
– Silver	1,501,100	1,929,800	233,700
– Gold equivalent ounces (2)	118,000	165,800	22,900
Sold (ounces) (1)
– Gold	160,500	36,900	—
– Silver	2,400,000	495,100	—
Average realized price (per ounce)
– Gold	$1,210	$1,204	$—
– Silver	$16.69	$16.33	$—
Total cash costs – by-product (per ounce) (3)	$603	$—	$—
Total cash costs – co-product (per ounce) (3)	$691	$—	$—
All-in sustaining costs (per ounce)	$704	$—	$—
Mining cost per tonne	$114.63	$—	$—
Milling cost per tonne	$45.95	$—	$—
General and administrative cost per tonne milled	$100.72	$—	$—
Financial Data (1)
Revenues	$234	$—	$—
Depreciation and depletion	$104	$—	$—
Loss from operations (4)	$(7)	$—	$—
Expenditures on mining interests	$20	$—	$—

(1)
Effective January 1, 2015, proceeds from sales have been recognized as revenues and expenditures during production recognized as expenses. During the pre-commissioning production period (prior to December 31, 2014), costs incurred, net of proceeds from sales of $53 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

GOLDCORP  |  26

(in United States dollars, tabular amounts in millions, except where noted)

(2)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Cerro Negro for the three months ended March 31, 2015 would be $691 per ounce of gold and $10.81 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2015 would be $701 per ounce of gold and $10.11 per ounce of silver.

(4)
The loss from operations for the three months ended March 31, 2015 were impacted by continued mine ramp-up, higher depletion expenses associated with mine plan sequencing and the effects of the continuing inflationary environment in Argentina.

On January 1, 2015, Cerro Negro declared commercial production. Effective January 1, 2015, proceeds from sales of metals have been recognized as revenues, with expenditures incurred during production recognized as expenses. Gold sales during the first quarter of 2015 exceeded production by 67,900 ounces due to 115,200 ounces produced in 2014 which were sold in the first quarter of 2015.
Cerro Negro currently consists of two mining operations, the Eureka and Mariana Central underground mines, and pre-production stockpiles, all of which feed the Vein Zone processing facility. Mine ramp-up continued as planned at the Eureka and Mariana Central mines during the first quarter of 2015. The planned transition from three to two work shifts was successfully implemented at both mines during the first quarter of 2015. The first production stope at Mariana Central was successfully mined during the first quarter of 2015 with a further two stopes in production by the end of the quarter. With the arrival of additional underground mobile equipment and more miners completing training programs during the first quarter of 2015, mine production rates are increasing.
Gold production for the first quarter of 2015 of 92,600 ounces was 40,500 ounces, or 30%, lower than the fourth quarter of 2014. Silver production of 1,501,100 ounces was 428,700 ounces, or 22%, lower than the fourth quarter of 2014. Total tonnes milled were 3% lower due to restrictions on ore haulage from the mine stockpiles to the plant resulting in average overall tonnes per day processed of 3,124 tonnes for the first quarter of 2015. With the arrival of additional haul trucks in March 2015 processing increased; reaching an average overall throughput of 3,560 tonnes per day for the month. Stockpile tonnes milled were 28% lower due to more ore available directly from the mines. Stockpile gold and silver grades were 33% lower due to the processing of lower grade stockpiled ore in the first quarter of 2015. Tonnes milled from the Eureka underground mine were 38% higher compared to the prior quarter primarily as a result of continued mine ramp-up, at 16% and 20% lower gold and silver grades, respectively, due to stope sequence. Tonnes milled from the Mariana Central underground mine were 82% higher as a result of the commencement of production mining during the first quarter of 2015. Gold and silver grades at Mariana Central were 15% higher and 13% lower, respectively, as planned. Silver recoveries continue to improve as a result of optimizing reagent additions and grind size at the plant.
All-in sustaining costs for the first quarter of 2015 of $704 per ounce reflect gold and silver sales volumes in the first quarter of 2015 from development ore available from stockpiles and pre-production mining at Eureka. Further, as a result of planned development sequencing at Eureka, total metres developed decreased 19% from the fourth quarter of 2014 to 2,015 metres. The planned development sequencing will result in a ramp-up of capital expenditures through the remainder of 2015.
Exploration in the first quarter of 2015 focused on surface resource confirmation drilling, with 30,126 metres drilled. The current drilling program is intended to support future mine expansions at the Marianas Complex and expanding the resource at Bajo Negro and Vein Zone.

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(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

Operating Data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Tonnes of ore mined	3,616,200	2,600,000	884,500	1,455,100	1,409,200
Tonnes of waste removed	3,232,000	3,370,900	3,466,500	4,568,200	4,504,600
Ratio of waste to ore	0.9	1.3	3.9	3.1	3.2
Tonnes of ore milled	3,220,500	3,526,200	2,964,100	3,492,300	3,324,400
Average mill head grade
– Gold (grams/tonne)	0.24	0.47	0.34	0.34	0.42
– Copper	0.19%	0.39%	0.32%	0.33%	0.39%
Average recovery rate
– Gold	65%	77%	70%	65%	67%
– Copper	69%	90%	79%	74%	77%
Produced
– Gold (ounces)	16,100	41,700	22,800	25,300	30,300
– Copper (thousands of pounds)	9,200	27,200	16,800	19,300	21,500
– Gold equivalent ounces (1)	37,400	104,600	61,600	69,700	79,900
Sold
– Gold (ounces)	20,000	33,900	21,600	17,300	40,500
– Copper (thousands of pounds)	15,000	20,200	18,600	13,000	32,100
Average realized price
– Gold (per ounce)	$1,226	$1,189	$1,223	$1,287	$1,293
– Copper (per pound)	$2.45	$2.82	$2.98	$3.39	$3.09
Total cash costs – by-product (per gold ounce)(2)	$751	$(282)	$819	$238	$106
Total cash costs – co-product (per gold ounce)(2)	$814	$512	$1,006	$910	$784
All-in sustaining costs (per gold ounce)	$971	$89	$1,404	$1,050	$433
Mining cost per tonne	$3.23	$3.76	$4.36	$3.45	$3.53
Milling cost per tonne	$5.62	$5.69	$7.28	$6.07	$5.72
General and administrative cost per tonne milled	$1.44	$1.35	$1.36	$1.40	$1.37
Financial Data (3)
Revenues	$57	$94	$79	$67	$146
Depreciation and depletion	$9	$18	$7	$7	$7
Earnings from operations	$—	$32	$2	$10	$41
Expenditures on mining interests	$1	$11	$20	$10	$9

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $3.00 per pound of copper (2014 – $1,300 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended March 31, 2015 would be $814 per ounce of gold and $2.36 per pound of copper (2014 – 784 and 2.26, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2015 would be $943 per ounce of gold and $2.22 per pound for copper (2014 – $816 and $2.24, respectively).

(3)
The Company’s 37.5% interest in Alumbrera is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the unaudited Condensed Interim Consolidated Statements of (Loss) Earnings and Condensed Interim Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

For the three months ended March 31, 2015, the Company's equity losses from Alumbrera were $(5) million (2014 – equity earnings of $12 million). The Company did not receive dividends from Alumbrera during the three months ended March 31, 2015 (2014 – $34 million).
Goldcorp’s share of Alumbrera’s gold and copper production for the first quarter of 2015 of 16,100 ounces and 9.2 million pounds was 14,200

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(in United States dollars, tabular amounts in millions, except where noted)

ounces, or 47%, lower and 12.3 million pounds, or 57%, lower, respectively, than the first quarter of 2014. The decrease in gold and copper production was primarily due to 43% and 51% lower head grades and 3% and 10% lower recoveries, respectively. Unfavourable weather conditions (heavy rain) impacted hauling fleet productivity and led to mine re-sequencing to work on safer areas with low grade ore. Total material mined was 16% higher than in the first quarter of 2014 primarily due to commencement of mining at the new Bajo El Durazno pit in January 2015.
All-in sustaining costs for the first quarter of 2015 were $971 per ounce, an increase of $538 per ounce, or 124%, compared to the first quarter of 2014 due to lower gold production ($3,087 per ounce) and lower by-product copper credits ($650 per ounce), partially offset by lower operating costs ($2,553 per ounce), lower sustaining capital expenditures ($400 per ounce), a weaker Argentine Peso ($203 per ounce) and lower reclamation accretion expense ($43 per ounce). The decrease in operating costs was primarily due to lower maintenance costs, and lower royalties and production taxes. The decrease in sustaining capital expenditures was primarily due to a decrease in capitalized stripping activity in the first quarter of 2015 ($8 million).
Goldcorp’s share of Alumbrera’s gold and copper production in the first quarter of 2015 was 25,600 ounces, or 61%, and 18 million pounds, or 66%, respectively, lower than the fourth quarter of 2014. The decrease in gold and copper production was primarily attributable to 49% and 51% lower head grades and 16% and 23% lower recoveries, respectively. The lower recoveries and grades were due to mining lower grade ore from the higher levels of Phase 11 and Bajo el Durazno which showed the unfavourable effect of soluble copper.
All-in sustaining costs for the first quarter of 2015 were $882 per ounce, higher than the fourth quarter of 2014 due to lower gold production ($1,283 per ounce) and higher operating costs ($151 per ounce), partially offset by lower sustaining capital expenditures ($389 per ounce), higher by-product copper credits ($140 per ounce) and lower reclamation accretion expense ($23 per ounce). The increase in operating costs was primarily due to lower capitalized stripping activity in the first quarter, partially offset by a decrease in royalty and production taxes. Sustaining capital expenditures were lower in the first quarter of 2015 as compared to the prior quarter due to lower capitalized stripping activity and completion of remediation activities in 2014 following the geotechnical event in the third quarter of 2014.
The negative provisional pricing impact of lower realized copper prices during the first quarter of 2015 was $2 million.

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(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

Operating Data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Tonnes of ore mined	705,200	955,600	1,599,700	2,008,600	2,541,800
Tonnes of waste removed	2,323,800	2,568,800	2,002,900	1,492,000	867,000
Ratio of waste to ore	3.30	2.69	1.25	0.74	0.34
Tonnes of ore processed	744,300	725,200	655,600	650,200	653,900
Average grade (grams/tonne)
– Gold	4.30	5.42	5.72	5.47	5.52
– Silver	31.5	35.0	33.9	28.6	29.0
Average recovery rate
– Gold	87%	93%	93%	94%	92%
– Silver	26%	55%	49%	66%	58%
Produced
– Gold (ounces)	90,000	117,900	112,200	107,100	106,200
– Silver (ounces)	193,900	445,100	354,800	392,800	349,100
– Gold equivalent ounces (1)	93,300	125,500	118,200	113,700	112,100
Sold
– Gold (ounces)	137,000	98,300	111,400	105,600	115,100
– Silver (ounces)	477,100	375,600	388,600	365,100	379,400
Average realized price
– Gold (per ounce)	$1,229	$1,215	$1,280	$1,286	$1,287
– Silver (per ounce)	$16.77	$16.74	$20.12	$19.50	$20.65
Total cash costs – by-product (per gold ounce) (2)	$465	$477	$438	$438	$493
Total cash costs – co-product (per gold ounce) (2)	$498	$509	$481	$478	$532
All-in sustaining costs (per gold ounce) (2)	$573	$630	$559	$618	$628
Mining cost per tonne	$2.56	$3.01	$3.55	$2.38	$2.64
Milling cost per tonne	$51.56	$59.80	$61.68	$56.23	$55.41
General and administrative cost per tonne milled	$10.20	$14.06	$11.20	$9.88	$11.47
Financial Data (3)
Revenues	$177	$126	$150	$143	$156
Depreciation and depletion	$36	$24	$29	$28	$25
Earnings from operations	$69	$45	$60	$71	$66
Expenditures on mining interests	$14	$14	$12	$16	$12

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver (2014 – $1,300; $22.00 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three months ended March 31, 2015 would be $498 per ounce of gold and $7.47 per ounce of silver (2014 – $532 and $8.77, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2015 would be $500 per ounce of gold and $6.82 per ounce of silver (2014 – $533 and $8.47, respectively).

(3)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the unaudited Condensed Interim Consolidated Statements of (Loss) Earnings and Condensed Interim Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the three months ended March 31, 2015, the Company's equity earnings from Pueblo Viejo were $28 million (2014 – $31 million). The Company received interest payments from Pueblo Viejo of $37 million during the three months ended March 31, 2015 ( 2014 – $nil million) following the achievement of certain operational and technical milestones in February 2015 and the termination of guarantees provided by the Company and Barrick on Pueblo Viejo's credit facility.

GOLDCORP  |  30

(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp's share of Pueblo Viejo's gold and silver production for the first quarter of 2015 of 90,000 ounces and 193,900 ounces was 16,200 ounces, or 15%, and 155,200 ounces, or 44%, respectively, lower than the first quarter of 2014. The decrease in gold production was primarily due to 22% lower head grades and 5% lower recoveries. The decrease in silver production was primarily due to 55% lower recoveries. The impact of lower head grades and recoveries was partially offset by a 14% increase in tonnage processed. Tonnes processed were higher due to less maintenance downtime on autoclave 150 during the first quarter and lower sulphide grades allowing higher throughput rates with less cooling water restrictions. Lower gold head grades resulted from processing lower grade ore from stockpiles. The lower gold recoveries resulted from preg-robbing characteristics in the ore processed and the decrease in silver recoveries was due to the preg-robbing characteristics in the ore, lower temperatures in the lime boil circuit, and pre-heater temperature issues.
All-in sustaining costs for the first quarter of 2015 were $573 per ounce, a decrease of $55 per ounce, or 9%, compared to the first quarter of 2014 due to higher gold sales volume ($112 per ounce) and lower reclamation accretion expenses ($15 per ounce), partially offset by higher operating costs ($53 per ounce), lower by-product silver sales credits ($10 per ounce) and higher sustaining capital expenditures ($9 per ounce). The increase in gold sales volume is primarily attributable to the build up of finished goods inventory at December 31, 2014 due to the refinery closures for the 2014 year end holidays. The increase in operating costs was primarily attributable to higher contractor costs ($8 million), labour costs ($6 million) and increased maintenance costs ($3 million), partially offset by savings in power and fuel costs due to lower unit prices ($5 million), lower royalty expenses ($4 million) and increased capitalized stripping activities ($3 million).
Goldcorp´s share of Pueblo Viejo´s gold and silver production for the first quarter of 2015 was 27,900 ounces, or 24%, and 251,200 ounces, or 56%, respectively, lower than the fourth quarter of 2014. Gold production decreased due to 21% lower head grades and 6% lower recoveries. Silver production decreased primarily due to 53% lower recoveries and 10% lower head grades. Silver recoveries were lower in the first quarter of 2015 compared to the prior quarter due to issues with the lime boil tanks. Gold and silver head grades were lower as a result of processing lower grade ore from stockpiles.
All-in sustaining costs for the first quarter of 2015 were $57 per ounce, or 9%, lower than the fourth quarter of 2014 due to higher gold sales volume ($196 per ounce) and lower sustaining capital expenditures ($5 per ounce), partially offset by higher operating costs ($138 per ounce) and lower by-product silver sales credits ($6 per ounce). The increase in operating costs was primarily attributable to higher labour costs ($6 million), contractor costs ($5 million), maintenance costs ($4 million), power ($2 million) and lower capitalized stripping activities ($2 million).
In October 2014, Pueblo Viejo Dominicana Corporation ("PVDC") received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 24, 2014, the Administrative Court granted PVDC's motion to remand the matter to a trial court in the Municipality of Cotuí ("Trial Court") on procedural grounds. A preliminary hearing scheduled for April 28, 2015 has been postponed to May 21, 2015. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

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(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Éléonore Project, Canada
The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area, located in the core of what Goldcorp believes to be a promising new gold district. Proven and probable gold reserves at Éléonore at December 31, 2014 were 4.98 million ounces. Gold production from Éléonore, following ramp up to full production (currently expected to be the first half of 2018), is expected to be between 500,000 and 600,000 ounces per year.
Following first gold on October 1, 2014 commercial production at Éléonore was achieved effective April 1, 2015 at an initial capital cost of approximately $2.04 billion. During the first quarter of 2015, Éléonore resolved the process plant design issues identified in the fourth quarter of 2014 related to the tailings filter press and primary crusher apron feeder. As Éléonore continues to ramp-up during 2015 the focus will be on water effluent quality, stoping productivity and grade variability. Gold production is expected to be between 290,000 and 330,000 ounces in 2015.
Exploration
Exploration activities during the first quarter of 2015 focused on in-fill and exploration drilling with two diamond drills in the lower portion of the deposit (below 650 metres) in Horizons 4 and 5. A total of 2,127 metres of diamond drilling was completed from working platforms in the exploration ramp. The drilling program was slowed down at the beginning of the year from plan, impacted by the lack of available drill platforms in the ramp. Exploration drilling from underground continues to target the center of the lower mine in Horizons 5 and 6 and the southern portion of the ore body in Horizon 5 to transfer resources to reserves.
The pre-feasibility study to evaluate the viability of mining the crown pillar at Éléonore has commenced. Initial efforts are focused on a single option to accelerate the mining of near surface ounces from the end of the mine life. Major activities included the progression of the trade-off study between pit/underground mining, determination of the potential dike location, and permitting and stakeholder engagement efforts. The completion of the pre-feasibility study is expected by the end of 2015.
Mine Development
Key mine development activities during the first quarter of 2015 included:

•	Production shaft reached the last shaft station at 1,140 metres and completion of the excavation of the station;

•	Exploration ramp reached a depth of 887 metres;

•	Production of ore from two main production horizons, with two additional horizons commencing production in the second and third quarter of 2015, respectively; and

•	Ore stockpile on surface of 335,000 tonnes.
Ore Processing
Gold production of 32,500 ounces during the first quarter of 2015 was lower than anticipated due to the ramp-up issues with the tailings filter press system and a three day shut-down in February to resolve other minor design issues. In addition, process plant availability was impacted for 13 days in March to repair ice damage to equipment and ensure compliance with water effluent standards. These issues have now been resolved.

Processing Data	March 31 2015	December 31 2014
Tonnes of ore milled	265,400	169,800
Average mill head grade (grams/tonne)	4.63	4.20
Average recovery rate	86%	88%
Gold (ounces) (1)
– Produced	32,500	18,300
– Sold	33,500	15,900
Financial Data
Sales revenues credited to mining interests (1)	$40	$18

(1)
Production for the three months ended March 31, 2015 and December 31, 2014 represents pre-commerical production ounces with costs incurred, net of proceeds from sales, recognized against capitalized project costs and are not included in the unaudited Condensed Interim Consolidated Statements of (Loss) Earnings.

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(in United States dollars, tabular amounts in millions, except where noted)

Capital Expenditures
As of March 31, 2015, total project expenditures since January 1, 2011, net of investment tax credits and capitalized interest, were $2,038 million, $2,025 million of which was spent and $13 million of which was committed. Capital expenditures and capitalized exploration, excluding capitalized interest and investment tax credits, during the three months ended March 31, 2015, amounted to $50 million and $1 million, respectively.

Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. The initial capital cost of Cochenour remains unchanged at $496 million (excluding exploration). Following successful exploration and assessment of the zone, Goldcorp is targeting gold production to be between 225,000 and 250,000 ounces per year. Inferred resources were 3.45 million ounces as of December 31, 2014.
Exploration
Exploration drilling continues to ramp up, with twelve drills on site and 43,612 metres drilled in the first quarter of 2015. Results to date remain consistent with expectations. Drilling commenced in the upper levels during the first quarter with two drills operating and several more platforms ready for new drills. Drilling is expected to commence in the second quarter in the hanging wall of the deposit to assess the deeper portions of the Cochenour deposit.
Mine Development
At March 31, 2015, the development decline to the 3,990 foot level was 82% complete. The footwall diamond drill drift was completed and the electrical power grid at Cochenour was upgraded in order to accommodate future underground development. In January 2015, ventilation upgrades were performed in the haulage drift to increase ventilation at the phase and at the levels.
The main Incline Ramp (5320L to 5180L Ramp) advanced to the second sub-level. Development of the main Decline Ramp (5320L to 5390L Ramp) and the hanging wall diamond drill drift commenced. The project remains on track to produce mill feed from the first stopes in the third quarter of 2015.
At March 31, 2015, total project expenditures since January 1, 2011, excluding exploration, investment tax credits and capitalized interest, were $388 million, $384 million of which is spent and $4 million of which is committed. Capital expenditures and capitalized exploration, excluding investment tax credits and capitalized interest, during the three months ended March 31, 2015 amounted to $17 million and $5 million, respectively. Total project expenditures have been included in total expenditures on mining interests in Red Lake.

El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is a gold/copper project in northern Chile. El Morro contained 6.24 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2014. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.
The Company continued to focus on new studies to determine an optimal development plan for El Morro that meets the Company's investment return criteria and remains committed to continued constructive interaction and engagement with the adjacent communities and regional authorities.
At March 31, 2015, total project expenditures were $253 million. Capital expenditures, excluding capitalized interest, during the three months ended March 31, 2015 were $4 million.

Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position. At December 31, 2014, gold mineral reserves consist of 1.85 million ounces of oxide material, indicated gold mineral resources consists of 6.20 million ounces and inferred gold mineral resources consists of 2.17 million ounces of transitional sulphide material.
The Company completed a concept study in December 2014 and will continue metallurgical testing and pre-feasibility level engineering in 2015. The ongoing pre-feasibility study will focus on evaluating the project as a supplemental ore source to the existing Peñasquito facility, in addition to a small, stand-alone oxide heap leach plant. This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo. The pre-feasibility study is expected to be completed in 2016.

GOLDCORP  |  33

(in United States dollars, tabular amounts in millions, except where noted)

Updating of the geologic model continued during the first quarter of 2015. Metallurgical testing of sulphide, transition, and oxide zones is ongoing.
At March 31, 2015, total project expenditures were $150 million. Capital expenditures, excluding capitalized interest, during the three months ended March 31, 2015 amounted to $5 million.

GOLDCORP  |  34

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE
By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

GOLDCORP  |  35

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2015	December 31 2014	March 31 2014
Continuing operations
Production costs per unaudited condensed interim consolidated financial statements (1)	$620	$582	$487
Non-cash reclamation and closure cost obligations	(22)	(56)	—
Treatment and refining charges on concentrate sales	41	40	42
Realized losses on foreign currency, heating oil and commodity contracts	16	8	3
Other	(2)	1	(2)
Consolidated total cash costs	653	575	530
Alumbrera and Pueblo Viejo total cash costs	125	103	173
Goldcorp’s share of total cash costs	778	678	703
Goldcorp's share of by-product silver, copper, lead and zinc sales	(309)	(282)	(390)
Goldcorp’s share of total cash costs (by-product)	$469	$396	$313
Divided by ounces of Goldcorp’s share of gold sold	812,200	681,100	648,700
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$577	$582	$483
Including discontinued operations
Goldcorp's share of total cash costs (by-product) from continuing operations	$469	$396	$313
Total cash costs – Wharf	15	21	10
Total cash costs – Marigold	—	—	24
Goldcorp's share of total cash costs (by-product) including discontinued operations	$484	$417	$347
Divided by ounces of Goldcorp's share of gold sold	827,500	707,900	684,000
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$585	$589	$507

(1)
$24 million in royalties are included in production costs for the three months ended March 31, 2015 (three months ended December 31, 2014 – $13 million); three months ended March 31, 2014 – $15 million);.

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs from continuing operations for the three months ended March 31, 2015, would be $664 per ounce of gold, $9.79 per ounce of silver, $2.36 per pound of copper, $0.80 per pound of zinc, and $0.81 per pound of lead (three months ended December 31, 2014 – $665 per ounce of gold, $11.36 per ounce of silver, $1.56 per pound of copper, $0.85 per pound of zinc, and $1.05 per pound of lead; three months ended March 31, 2014 – $655 per ounce of gold, $10.58 per ounce of silver, $2.26 per pound of copper, $0.73 per pound of zinc, and $0.85 per pound of lead). Goldcorp's share of total co-product cash costs including discontinued operations for the three months ended March 31, 2015, would be $670 per ounce of gold, $9.79 per ounce of silver, $2.36 per pound of copper, $0.80 per pound of zinc, and $0.81 per pound of lead (three months ended December 31, 2014 – $669 per ounce of gold, $11.36 per ounce of silver, $1.56 per pound of copper, $0.85 per pound of zinc, and $1.05 per pound of lead; three months ended March 31, 2014 – $673 per ounce of gold, $10.58 per ounce of silver, $2.26 per pound of copper, $0.73 per pound of zinc, and $0.85 per pound of lead).

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

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(in United States dollars, tabular amounts in millions, except where noted)

The Company reports all-in sustaining costs on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2015	December 31 2014	March 31 2014
Continuing operations
Total cash costs (by-product)	$469	$396	$313
Corporate administration	55	59	66
Exploration and evaluation costs	14	12	11
Reclamation cost accretion and amortization	17	13	17
Sustaining capital expenditures	160	230	130
All-in sustaining costs	715	710	537
Divided by ounces of Goldcorp's share of gold sold	812,200	681,100	648,700
All-in sustaining costs per gold ounce	$880	$1,043	$828
Including discontinued operations
All-in sustaining costs from continuing operations	$715	$710	$537
All-in sustaining costs – Wharf	17	23	11
All-in sustaining costs – Marigold	—	—	26
All-in sustaining costs – including discontinued operations	$732	$733	$574
Divided by ounces of Goldcorp's share of gold sold	827,500	707,900	684,000
All-in sustaining costs per gold ounce – including discontinued operations	$885	$1,035	$840
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

Three months ended	March 31 2015	December 31 2014	March 31 2014
Expenditures on mining interests and deposits per unaudited condensed interim consolidated financial statements	$393	$507	$493
Expenditures on mining interests by Alumbrera and Pueblo Viejo (1)	15	26	21
Goldcorp’s share of expenditures on mining interests and deposits	408	533	514
Sustaining capital expenditures	160	230	130
Project capital expenditures	248	303	384
	$408	$533	$514

(1)
Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the unaudited condensed interim consolidated financial statements.

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(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS
Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses on financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net earnings (losses) from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net loss to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2015	December 31 2014	March 31 2014
Adjusted net earnings, continuing operations
Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$(139)	$(2,403)	$89
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	14	39	—
Share of net earnings of associates, net of tax	(9)	(6)	(2)
Impairment of mining interests, net of tax	—	2,300	—
Losses (gain) on available-for-sale securities, net of tax	2	(7)	1
Losses on derivatives, net of tax	18	19	3
Gain on disposition of mining interests, net of tax	—	—	(18)
Unrealized losses on foreign exchange translation of deferred income tax assets and liabilities	122	105	106
Foreign exchange losses (gains) on capital projects	1	(2)	21
Other	—	3	—
Total adjusted net earnings	$9	$48	$200
Weighted average shares outstanding (000’s)	816,909	813,792	812,570
Adjusted net earnings from continuing operations per share	$0.01	$0.06	$0.25
Adjusted net earnings – including discontinued operations
Total adjusted net earnings from continuing operations	9	$48	$200
Net earnings from discontinued operations attributable to shareholders of Goldcorp Inc.	52	7	9
Gain on disposition, net of tax – Wharf	(49)	—	—
Total adjusted net earnings including discontinued operations	$12	$55	$209
Weighted average shares outstanding (000’s)	816,909	813,792	812,570
Adjusted net earnings per share including discontinued operations	$0.01	$0.07	$0.26

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(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2015	December 31 2014	March 31 2014
Net cash provided by operating activities of continuing operations	$51	$265	$263
Change in working capital	220	(6)	(42)
Dividends from Aumbrera and Pueblo Viejo	—	(1)	(34)
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	92	71	85
Goldcorp’s share of adjusted operating cash flows	$363	$329	$272
Including discontinued operations
Adjusted operating cash flows – Wharf	3	8	6
Adjusted operating cash flows – Marigold	—	—	3
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$366	$337	$281
The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

Three months ended	March 31 2015	December 31 2014	March 31 2014
Net cash provided by operating activities of continuing operations	$51	$265	$263
Dividends from Alumbrera and Pueblo Viejo	—	(1)	(34)
Acquisitions of mining interests, net of tax	(39)	—	—
Expenditures on mining interests	(380)	(473)	(465)
Deposits on mining interests expenditures	(13)	(34)	(28)
Interest paid	(30)	(33)	(26)
Consolidated free cash flows	(411)	(276)	(290)
Free cash flows provided by Alumbrera and Pueblo Viejo	45	27	118
Goldcorp’s share of free cash flows	$(366)	$(249)	$(172)
Including discontinued operations
Free cash flows – Wharf	6	8	6
Free cash flows – Marigold	—	—	1
Goldcorp’s share of free cash flows including discontinued operations	$(360)	$(241)	$(165)

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(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks are described in note 25(e) to the Company's consolidated financial statements for the year ended December 31, 2014. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2015, except as noted below:

(i)	Liquidity risk
During the three months ended March 31, 2015, the Company generated operating cash flows from continuing operations of $51 million (2014 – $263 million). At March 31, 2015, Goldcorp held cash and cash equivalents and money market investments of $365 million and $55 million, respectively (December 31, 2014 – $482 million and $53 million, respectively) and had working capital of $831 million (December 31, 2014 – $691 million million, $26 million of which represents the Company's net assets held for sale), which the Company defines as current assets less current liabilities. Before non-cash working capital changes, operating cash flows from continuing operations amounted to $271 million (2014 – $221 million).
During the three months ended March 31, 2015, the Company drew down an additional $300 million from the $2.0 billion credit facility. At March 31, 2015, the undrawn balance of the credit facility was $860 million (December 31, 2014 – $1.2 billion).
At March 31, 2015, the Company had letters of credit outstanding, including amounts relating to discontinued operations, surety bonds and secured deposits in the amount of $432 million (December 31, 2014 – $460 million). The Company's capital commitments for the next twelve months amounted to $101 million at March 31, 2015.

(ii)	Market risk
Currency risk
During the three months ended March 31, 2015, the Company recognized a net foreign exchange gain of $15 million (2014 – loss of $19 million). Based on the Company’s net exposures (other than those relating to taxes) at March 31, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $30 million increase or decrease in the Company’s after-tax net loss, respectively.
During the three months ended March 31, 2015, the Company recognized a net foreign exchange loss of $131 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2014 – $105 million). Based on the Company’s net exposures relating to taxes at March 31, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $251 million decrease or increase in the Company’s after-tax net loss, respectively.

OUTSTANDING SHARE DATA
As of April 29, 2015, there were 830 million common shares of the Company issued and outstanding and 19 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$5.40 per share to C$48.72 per share.

OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. Detailed discussion of the Company’s risk management process can be found on pages 68 to 69 of our 2014 Annual Report.
Changes in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, Chile, and the United States continues to be a key business risk which may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests, fines and penalties. The occurrence of these various factors and uncertainties

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(in United States dollars, tabular amounts in millions, except where noted)

cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability. In addition to internal controls, systems and processes, the Company mitigates these risks by building positive, sustainable relationships with local communities, vendors, and local, regional, and federal governments, maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability, and best practices in corporate governance.

BASIS OF PREPARATION
The Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 3 and 4 to the Company’s audited consolidated financial statements for the year ended December 31, 2014.

CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 are consistent with those applied and disclosed in notes 6 and 7 to the Company’s audited consolidated financial statements for the year ended 12/31/2014 and the following critical judgment in applying accounting policies:
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combination. If an acquired set of of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Probe Mines Ltd. on March 13, 2015 did not meet the criteria of a business combination and has been accounted for as an acquisition of an asset.

OUTLOOK UPDATE
For 2015, the Company expects to produce between 3.3 and 3.6 million ounces of gold. All-in sustaining costs are estimated to be between $875 and $950 per ounce, driven primarily by new contributions from Cerro Negro and Éléonore. Gold production is expected to increase over the course of 2015 as mining continues into the higher-grade portions of the Peñasco pit at Peñasquito and as both Cerro Negro and Éléonore ramp-up through the year.
Assumptions used to forecast total cash costs for 2015 include: $18.00 per ounce of silver; $3.00 per pound of copper; $1.00 per pound of zinc; $0.95 per pound of lead; and the Canadian dollar and Mexican peso at 1.14 and 14.00, respectively, to the US dollar.
Capital expenditures for 2015 are forecasted to decrease approximately 40% from 2014, to between $1.2 and $1.4 billion. Significant capital expenditures in 2015 include approximately $235 million at Cerro Negro, $215 million at Peñasquito, $115 million at Éléonore and $95 million at Cochenour. Exploration expenditures in 2015 are expected to amount to approximately $170 million, of which approximately one third is expected to be expensed with the focus remaining on the replacement of reserves mined during 2015 and on extending existing gold zones at each of its mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $185 million for 2015. Depreciation, depletion, and amortization expense ("DDA") is expected to be approximately $390 per gold ounce sold for the year with DDA per ounce expected to be higher in the first quarter of 2015 at $444 per ounce but declining over the remainder of the year. Excluding the impacts of foreign exchange on deferred tax assets and liabilities, the Company now expects an annual effective rate of 45%, with an expected 39% effective tax rate for each of the second, third and fourth quarters.

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(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A were reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2014 and the current technical report for those properties, all available at www.sedar.com.

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(in United States dollars, tabular amounts in millions, except where noted)

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

GOLDCORP  |  44